

16013004

ISSION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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SEC FILE NUMBER
8- 23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group, LP akB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NW Expressway Suite 2000
(No. and Street)

Oklahoma City (City) OK (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn P. Wilson 405-415-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 600 S Oklahoma City, OK 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

akB

The BakerGroup

1601 Northwest Expressway, 20th Floor
Oklahoma City, Oklahoma 73118-1426
405.415.7200
800.937.2257
f 405.415.7392
www.GoBaker.com

February 26, 2016

U.S. Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, D. C. 20549

Dear Sir or Madam:

Enclosed for your records on The Baker Group LP a registered Broker/Dealer under SEC File No. 8-23684 and FINRA File No. 07888, is one copy of our confidential filing and one copy of our public filing of our December 31, 2015 Audited Financial Statements, along with the facing pages.

If you have any questions regarding the financial enclosures, please contact me.

Respectfully submitted



Kathryn P. Wilson
Chief Financial Officer and
Secretary for the Limited Partnership

Enclosures (2)

The BakerGroup

Auditor's Reports and Statement of Financial Condition

December 31, 2015

The BakerGroup

Auditor's Reports and Statement of Financial Condition

December 31, 2015

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, David A. Daugherty, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2015, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.





Notary Public 03010500
Commission expires on 08/04/2019

David A. Daugherty
President


SKOSHI HERON
NOTARY PUBLIC
No. 03010500
EXP. 8/04/2019
IN AND
FOR
STATE OF OKLAHOMA

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, OK 73118-1426
Telephone: 405.415.7200
FINRA Member

The Baker Group LP
Statement of Financial Condition
December 31, 2015

Contents

See Notes to Financial Statements

BKD LLP
CPAs & Advisors

Two Leadership Square South Tower // 211 N. Robinson Avenue, Suite 600 // Oklahoma City, OK 73102-9421
405.606.2580 // fax 405.600.9799 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
The Baker Group, LP
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of The Baker Group, LP (the Partnership), as of December 31, 2015. The Partnership's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2015, in accordance with accounting principles generally accepted in the United States.

BKD, LLP

Oklahoma City, Oklahoma
February 25, 2016

The Baker Group LP
Statement of Financial Condition
December 31, 2015

Assets

Cash in bank	$ 1,381,478
Federal funds sold	9,949,000
Total cash and cash equivalents	11,330,478
Securities segregated under federal and other regulations	454,090
Receivables from brokers and dealers	17,044,765
Securities owned, at fair value	14,830,781
Furniture and equipment, at cost, net of accumulated depreciation of $1,220,873	58,119
Cash surrender value of life insurance policies	1,392,369
Other assets	581,599
Total assets	$ 45,692,201

Liabilities and Partners' Capital

Distributions payable to partners	$ 1,470,350
Accrued liabilities	3,256,626
Total liabilities	4,726,976
Partners' capital	
General partner	16,387,462
Limited partners	24,577,763
Total partners' capital	40,965,225
Total liabilities and partners' capital	$ 45,692,201

See Notes to Financial Statements

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 35 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2015, $19,187,000 and $2,200,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 6.0% for the year ended December 31, 2015, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter, to the general partner.

The Baker Group LP
Notes to Statement of Financial Condition
December 31, 2015

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2015, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2015, cash and cash equivalents include federal funds sold. Generally, federal funds are purchased and sold for one-day periods and are uninsured. At December 31, 2015, the Partnership's cash accounts exceeded federally insured limits by approximately $1,166,000.

Securities Owned

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2012.

Subsequent Events

Subsequent events have been evaluated through February 25, 2016, which is the date the financial statements were issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of approximately $454,000 as of December 31, 2015, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from Brokers and Dealers

Receivables from brokers and dealers consisted of approximately $17,045,000 of net securities trades that were unsettled at December 31, 2015.

Note 4: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2015, was approximately $311,000 related to these costs.

Note 5: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2015, management has accrued contributions to the plan of approximately $979,000.

Note 6: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Partnership had net capital of $39,619,779, which is $39,369,779 in excess of its required net capital. There were no aggregate debit balances as of December 31, 2015.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2015, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 7: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015:

The Baker Group LP

Notes to Statement of Financial Condition

December 31, 2015

	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 454,090	$ -	$ 454,090	$ -
Securities owned				
Mortgage-backed securities – government-sponsored enterprises	$ 5,693,513	$ -	$ 5,693,513	$ -
Obligations of states and political subdivisions	9,137,268	-	9,137,268	-
Total securities owned	$ 14,830,781	$ -	$ 14,830,781	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 8: Significant Estimates, Commitments and Credit Risk

Current Economic Conditions

The current protracted economic decline continues to present broker-dealers with difficult circumstances and challenges, which in some cases, have resulted in credit quality issues, declines in the fair values of securities and other assets and constraints on liquidity and capital. The accompanying financial statements have been prepared using values and information currently available to the Partnership.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statements could change rapidly, resulting in future adjustments in asset values and capital.

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2015, the rate is 2.00%. As of December 31, 2015, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.